UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kirr, , Marbach & Company, LLC
   621 Washington Street
   P.O. Box 1729
   Columbus, IN  47201-1729
2. Issuer Name and Ticker or Trading Symbol
   BCAM International, Inc.
   BCAM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Formerly deemed a 10% owner
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |2/17/9|J (1|V|                  |   |           |(1)                |(1)   |(1)                        |
                           |8(1)  |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)Kirr, Marbach & Company, LLC, filed a Form 3 as the designated filer for a group that included two of its members, David M. Kirr and Gregg
T.Summerville, and an employee, Terry B.Marbach, each of whom has the same address as the designated filer. Kirr, Marbach & Company, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is a general partner of three limited partnerships that hold securities of the Issuer: 621 Partners, L.P, an Indiana limited partnership and R. Weil and Associations and Appleton Associates, both of which are
New York limited partnerships. This form is being filed voluntarily to report that, as a result of an amendment to SEC Rule 16a-1(a)(1), which amendment became effective on February 17, 1998, the reporting persons were no longer deemed as of that date to be a group beneficailly owning more than ten percent of the Issuer's Common Stock for Section 16 reporting purposes.
SIGNATURE OF REPORTING PERSON
/s/ Mickey Kim, Member
DATE
7/22/98